Golenbock Eiseman Assor Bell & Peskoe LLP

711 Third Avenue - 17th Floor

New York, NY 10017

Direct Dial No.: (212) 907-7349

Direct Fax No.: (212) 754-0330

Email Address: AHudders@golenbock.com

August 8, 2022

United States Securities and Exchange Commission

Division of Corporation Finance – Office of

Life Sciences

Washington, DC 20549

Attention:	Christie Wong
Brian Cascio
Tyler Howes
Celeste Murphy

Re:	Origin Agritech Limited Form 20-F for Fiscal Year Ended September 30, 2021 Filed February 4, 2022 File No. 000-51576

Dear Sirs and Mesdames:

Reference is made to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 8, 2022. This letter sets forth below the comments of that letter to the Form 20-F for the Fiscal Year Ended September 30, 2021 (“20-F”), of Origin Agritech Limited (the “Company”), filed on February 4, 2022, followed by the responses of the Company. I am responding on behalf of the Company as its counsel.

Item 5. Operating and Financial review and Prospects

Operating Expenses, General and Administrative Expenses, page 49

1.       Please quantify and discuss the one-time expenses that resulted in the significant increase in operating and general and administrative expenses each period. In addition, quantify each of the items that resulted in the significant increase in general and administrative expenses each period. Amounts included related to government subsidies discussed on page F-16 should also be disclosed.

Response:

During the year ended September 30, 2021, there was a significant increase over the year ended September 30, 2020 in operating and general and administrative expenses due to certain one-time expenses. These were non-recurring expenses and are not expected to occur in future operations.

Securities and Exchange Commission

August 8, 2022

The Staff’s question regarding operating expenses refers to the overall category of operating expenses which includes general and administrative expenses on our consolidated statements of operations. The discussion of expenses which had a significant increase year over year has been added to the section for general and administrative expenses for additional detail within the section for Results of Operations, in Item 5. Operating And Financial Review and Prospectus.

The following is a discussion related to the one-time expenses as well as increases in general and administrative expenses:

Bad Debt Provision

Increased by approximately RMB12.2M (43%). During 2021, the increase in our bad debt provision related to due from related parities Beijing Shihui and Linze Origin Seeds Ltd.

Impairment of Asset - Fixed Assets

Increased by approximately RMB36.7M (153%). During 2021, the increase in our impairment of fixed assets related to its subsidiary Xinjiang Originbo Seed Limited (“Xinjiang Origin”).

Impairment of Assets - Land Use Rights and Intangible Asset

Increased by approximately RMB5M (185%). During 2021, the increase in our impairment of land use rights and intangible asset related to its subsidiary Xinjiang Origin.

Government Subsidies

We note that a discussion of amounts had been included in the filing of page F-16. Please clarify any additional questions or comments.

However, to reiterate, included as a component of our research and development expenses were government subsidies that were recorded as a reduction in the consolidated statements of operations.

Securities and Exchange Commission

August 8, 2022

Total government subsidies for the year 2021 totaled approximately RMB13M as compared to approximately RMB5M for the year ended 2020, an increase of approximately RMB8M (160%). During 2021, the Company received a significant increase in government subsidies due to GMO research and product development.

Results of Operations - Revenues , page 49

2.       Please disclose the nature of scrap sales and the specific reasons for the significant variances in these sales each period.

Response:

Additional disclosure has been added to the Results of Operations section under revenues, contained in Item 5. Operating and Financial Review and Prospectus.

In the aggregate, scrap sales make up an immaterial amount of our total sales for all periods presented. There was an immaterial change in scrap sales year over year.

Due to the nature of the seed industry, we normally produce our hybrid corn seeds according to our annualized production plan that is developed at least one year before expected delivery to our customers. If our production plan is too aggressive, we may produce more seeds than the market demands, resulting in aged seeds that initially go unsold. We may decide not to sell the aged seeds as crop seed products to maintain our consistent high seed quality. We perform testing regularly on our seed products such as germination rate testing. In the event we conclude that our seeds are not meeting our quality control standards as crop seed, the aged seed inventory may be sold as common feed products at greatly reduced prices, which results in additional revenue to the Company in the form of scrap sales.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue recognition , page F-16

3.       Please tell us your consideration of revenue disaggregation and the disclosure of contract balances as required by ASC 606-10-50-5 through 50-8. We note you have RMB45.8 million advances from customers.

Securities and Exchange Commission

August 8, 2022

Response:

Pursuant to ASC 606-10-50-5 though 50-8, the Company has determined that its disaggregated revenues come from the sale of our hybrid corn seed as well as the sale of our scrap. Scrap sales are included as a component of our total revenues and are not material. The Company only operates in one segment and ASC Topic 280 does not apply.

For the year ended September 30, 2021, we had revenues of RMB45.71M for hybrid corn seed (98%) and scrap revenue of RMB0.72M (2%).

For the year ended September 30, 2020, we had revenues of RMB52.04M for hybrid corn seed (99%) and scrap revenue of RMB0.47M (1%).

We note in the Basis for Conclusions of ASU 2014-09, the Board decided not to prescribe a specific characteristic of revenue as the basis for disaggregation because it intended for entities to make this determination based on entity and/or industry-specific factors that are the most meaningful for their businesses. The Board acknowledged that an entity may need to use more than one type of category to disaggregate its revenue.

We will consider in future filings separating these items on the face of our consolidated statements of operations or in a separate footnote depending on materiality. Currently, we do not believe separating these line items result in a materially different presentation in our consolidated statements of operations and would not necessarily provide any additional useful information to a reader of our financial statements.

In accordance with ASC 606-10-50-8, the Company will amend its disclosure to indicate amounts of deferred revenue (approximately RMB45.8M) recorded in 2021, which will be recognized in future periods. However, at this time, the Company has determined that this amount will be recognized during the years ended September 30, 2022 and 2023. The Company will perform a more complete analysis in connection with the closing of its books for the year ended September 30, 2022.

Additionally, the Company has amended their filing to include a related policy disclosure for contract liabilities (deferred revenue).

Note 4. Discontinued Operations , page F-21

4.       We note on page 49 that your inventory and provisions related to the seed production and distribution business are reported in discontinued business. Please clarify whether this is related to the Beijing Shihui as disclosed in Note 4. If so, tell us your consideration of ASC 205-20-50.

Securities and Exchange Commission

August 8, 2022

Response:

The transaction as previously disclosed is correct, however, we would like to clarify that there were no discontinued operations subsequent to the year ended September 30, 2018. There were no operations or cash flows generated from Shihui subsequent to the year ended September 30, 2018. We will amend the language in the filing accordingly to remove the sentence which previously said, “Our inventories and provisions related to the seed production and distribution business are reported in discontinued business.” Additionally, we removed the wording “…in the continuing business…”to help clarify there were no discontinued operations.

General

5.       We note that all of your business activities currently take place in China. Please review the Division of Corporation Finance's December 20, 2021 guidance "Sample Letter to China-Based Companies“ available at: https://www.sec.gov/corpfin/sample-letter-china-based-companies and update your disclosure to further highlight the legal and operational risks associated with being a China-based company.

Response:

The Company has reviewed the “Sample Letter to China-Based Companies.” The Company has made edits to its prior disclosure to address several points in the sample letter and things discussed with Mr. Howes on July 22, 2022 by telephone with the undersigned.

For the Amended Form 20-F, the Company has added the following, among other edits:

(i)       under the initial discussion of the corporate structure in the “Introduction”, an ownership table to the forepart of the Form 20-F,

(ii)        under corporate structure in the “Introduction”, a discussion of the payment of dividends and brief discussion of the internal cash flow,

(iii)       within the risk factors, there has been added a risk factor about dividends and internal cash flow, and

(iv)       throughout the Form 20-F, the Company has changed “our VIE” to “the VIE.

Securities and Exchange Commission

August 8, 2022

Overall, the Company points out that in its initial filing, it included the following disclosures about VIE issues: (i) on pages 3-4 of the filed Form 20-F, it has discussed the corporate structure of the Company, including the fact that parts of the Company are VIEs and the consequences thereof, the fact that the PRC has legal restrictions on foreign ownership of certain food development companies, and the various legal and operational risks and uncertainties of doing business in China whether or not conducted through VIEs; and (ii) on pages 24 – 30, it has disclosed a series of risk factors that discussed the summary mentioned above in part (i) of this paragraph, and other elements including the risk of consignment agreements and related ownership issues for the VIE parts of its business, conflicts of interest of the owners of the VIE entities, enforcement of VIE contracts, tax issues related to VIE entities, the effect of the newly enacted Foreign Investment Law, the ability to use the assets of a VIE entity, and the regulations of the China Securities Regulatory Commission, Cyberspace Administration of China or other governmental authorities may adversely affect our business. The issues related to PCAOB review of our accounting firm are not pertinent because the accounting firm used by the Company is a United States based and PCAOB reviewed accounting firm, B.F. Borgers CPA PC, located in Lakewood Colorado. In addition to the above, there is extensive discussion of the PRC government regulation on the operations of the Company (pages 35 – 39), a chart of the company ownership of its operating companies (pages 40 – 41), and the consignment agreements (pages 41 – 43).

6.       Please revise your disclosure on page 3 to remove the exclusion of Hong Kong and Macau from the definition of "China" and "PRC".

Response:

As indicated in the SEC comment letter, the Company has removed the exclusion reference.

Very truly yours,

/S/ Golenbock Eiseman Assor Bell & Peskoe LLP

Golenbock Eiseman Assor Bell & Peskoe LLP

cc:	Dr. Gengchen Han, Chairman and
Chief Executive Officer